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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 3 )*

                                  Cardima, Inc.
          ------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                    14147M106
          ------------------------------------------------------------
                                 (CUSIP Number)

                                 January 1, 2001
          ------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [_] Rule 13d-1(b)

      [_] Rule 13d-1(c)

      [X] Rule 13d-1(d)

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1745 (3-98)                Page 1 of 12 pages

                                  SCHEDULE 13G

ISSUER:  Cardima, Inc.                                      CUSIP NO.: 14147M106



________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            J.P. Morgan Partners (SBIC), LLC (formerly known as Chase Venture Capital Associates, L.L.C.)
            13-337-6808
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES                           495,000
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY                          Not Applicable
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING                         495,000
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH                            Not Applicable
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    495,000

________________________________________________________________________________
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                      2.1%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON (See Instructions)
________________________________________________________________________________
CO

________________________________________________________________________________


SEC 1745 (3-98)                Page 2 of 12 pages

                                  SCHEDULE 13G

ISSUER:  Cardima, Inc.                                      CUSIP NO.: 14147M106


PRELIMINARY NOTE:

            The information contained in this Schedule 13G has been amended to reflect a change in the name and controlling persons of the Reporting Person as well as a sale of the Issuer's securities by the Reporting Person which as a result of such sale, the Reporting Person owns less than 5% of the Issuer's voting securities.

ITEM 1.

            (a)   NAME OF ISSUER:

                  Cardima, Inc.

            (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  47266 Benicia Street
                  Freemont, California  94538

ITEM 2.

            (a)   NAME OF PERSON FILING:

                  J.P. Morgan Partners (SBIC), LLC

                  Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

            (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  1221 Avenue of the Americas
                  New York, New York  10020

            (c)   CITIZENSHIP:

                  Delaware

            (d)   TITLE OF CLASS OF SECURITIES (OF ISSUER):

                  Common Stock

            (e)   CUSIP NUMBER:

                  14147M106

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS. 240. 13d-1(b) OR 240. 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.

ITEM 4.  OWNERSHIP

            (a)   AMOUNT BENEFICIALLY OWNED:

                  495,000 (as of December 31, 2000)

            (b)   PERCENT OF CLASS:


SEC 1745 (3-98)                Page 3 of 12 pages

                                  SCHEDULE 13G

ISSUER:  Cardima, Inc.                                      CUSIP NO.: 14147M106


                  2.1% (as of December 31, 2000)


            (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i)    495,000
                  (ii)   Not applicable.
                  (iii)  495,000
                  (iv)   Not applicable.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

ITEM 10. CERTIFICATION

                  Not applicable


SEC 1745 (3-98)                Page 4 of 12 pages

                                  SCHEDULE 13G

ISSUER:  Cardima, Inc.                                      CUSIP NO.: 14147M106


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2001

                                    J.P. MORGAN PARTNERS (SBIC), LLC


                                    By: /s/ JEFFREY C. WALKER
                                        ----------------------------
                                        Name:  Jeffrey C. Walker
                                        Title: President


SEC 1745 (3-98)                Page 5 of 12 pages

                                  SCHEDULE 13G

ISSUER:  Cardima, Inc.                                      CUSIP NO.: 14147M106


                                  EXHIBIT 2(a)

ITEM 2. IDENTITY AND BACKGROUND.

    This statement is being filed by J.P. Morgan Partners (SBIC), LLC (formerly known as Chase Venture Capital Associates, LLC), a Delaware limited liability company (hereinafter referred to as "JPMP (SBIC)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP
(SBIC) is engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, occupations and employments of each executive officer and director of JPMP (SBIC).

    JPMP (SBIC) is a wholly owned subsidiary of J.P. Morgan Partners (BHCA), L.P. (formerly known as Chase Equity Associates, L.P.), a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)"), whose principal business office is located at the same address as JPMP (SBIC). JPMP (BHCA) is also engaged in the venture capital and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P. (formerly known as Chase Capital Partners, a New York general partnership), a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP (SBIC), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. The general partner of JPMP Master Fund is JPMP Capital Corp. (formerly known as Chase Capital Corporation), a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (SBIC), and is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.

    JPMP Capital Corp. is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.


SEC 1745 (3-98)                Page 6 of 12 pages

                                  SCHEDULE 13G

ISSUER:  Cardima, Inc.                                      CUSIP NO.: 14147M106


                                                                      SCHEDULE A

                        J.P. MORGAN PARTNERS (SBIC), LLC

                             EXECUTIVE OFFICERS(1)

President                                      Jeffrey C. Walker*
Executive Vice President                       Mitchell J. Blutt, M.D.*
Executive Vice President                       Arnold L. Chavkin*
Executive Vice President                       John M.B. O'Connor*
Managing Director                              John R. Baron*
Managing Director                              Christopher C. Behrens*
Managing Director                              David S. Britts*
Managing Director                              Rodney A. Ferguson*
Managing Director                              David Gilbert*
Managing Director                              Evan Graf*
Managing Director                              Eric A. Green*
Managing Director                              Michael R. Hannon*
Managing Director                              Donald J. Hofmann, Jr.*
Managing Director                              W. Brett Ingersoll*
Managing Director                              Alfredo Irigoin*
Managing Director                              Andrew Kahn*
Managing Director                              Jonathan R. Lynch*
Managing Director                              Jonathan Meggs*
Managing Director                              Thomas G. Mendell*
Managing Director                              Stephen P. Murray*
Managing Director                              Joao Neiva de Figueiredo, Ph.D.*
Managing Director                              Timothy Purcell*
Managing Director                              Thomas Quinn*
Managing Director                              Peter Reilly*
Managing Director                              Robert R. Ruggiero, Jr.*
Managing Director                              Susan L. Segal*
Managing Director                              Kelly Shackelford*
Managing Director                              Shahan D. Soghikian*
Managing Director                              Georg Stratenwerth*
Managing Director                              Lindsay Stuart*
Managing Director                              Patrick J. Sullivan*
Managing Director                              Charles R. Walker*
Managing Director                              Timothy J. Walsh*
Managing Director                              Richard D. Waters, Jr.*
Managing Director                              Damion E. Wicker, M.D.*
Managing Director                              Eric R. Wilkinson*
Senior Vice President                          Marcia Bateson*
Vice President and Treasurer                   Elisa R. Stein*
Secretary                                      Anthony J. Horan**
Assistant Secretary                            Robert C. Caroll**
Assistant Secretary                            Denise G. Connors**


--------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


SEC 1745 (3-98)                Page 7 of 12 pages

                                  SCHEDULE 13G

ISSUER:  Cardima, Inc.                                      CUSIP NO.: 14147M106


                                  DIRECTORS(1)

                               Jeffrey C. Walker*


----------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.


SEC 1745 (3-98)                Page 8 of 12 pages

                                  SCHEDULE 13G

ISSUER:  Cardima, Inc.                                      CUSIP NO.: 14147M106
                                                                      SCHEDULE B

                               JPMP CAPITAL CORP.

                             EXECUTIVE OFFICERS(1)

Chief Executive Officer                  William B. Harris**
President                                Jeffrey C. Walker*
Executive Vice President                 Mitchell J. Blutt, M.D.*
Executive Vice President                 Arnold L. Chavkin*
Executive Vice President                 John M.B. O'Connor*
Managing Director                        John R. Baron*
Managing Director                        Christopher C. Behrens*
Managing Director                        David S. Britts*
Managing Director                        Rodney A. Ferguson*
Managing Director                        David Gilbert*
Managing Director                        Evan Graf*
Managing Director                        Eric A. Green*
Managing Director                        Michael R. Hannon*
Managing Director                        Donald J. Hofmann, Jr.*
Managing Director                        Alfredo Irigoin*
Managing Director                        W. Brett Ingersoll*
Managing Director                        Andrew Kahn*
Managing Director                        Jonathan R. Lynch*
Managing Director                        Jonathan Meggs*
Managing Director                        Thomas G. Mendell*
Managing Director                        Stephen P. Murray*
Managing Director                        Joao Neiva de Figueiredo, Ph.D.*
Managing Director                        Timothy Purcell*
Managing Director                        Thomas Quinn*
Managing Director                        Peter Reilly*
Managing Director                        Robert R. Ruggiero, Jr.*
Managing Director                        Susan L. Segal*
Managing Director                        Shahan D. Soghikian*
Managing Director                        Georg Stratenwerth*
Managing Director                        Lindsay Stuart*
Managing Director                        Patrick J. Sullivan*
Managing Director                        Kelly Shackelford*
Managing Director                        Charles R. Walker*
Managing Director                        Timothy J. Walsh*
Managing Director                        Richard D. Waters, Jr.*
Managing Director                        Damion E. Wicker, M.D.*
Managing Director                        Eric R. Wilkinson*
Senior Vice President                    Marcia Bateson*
Vice President and Treasurer             Elisa R. Stein*
Secretary                                Anthony J. Horan**
Assistant Secretary                      Robert C. Carroll**
Assistant Secretary                      Denise G. Connors**


----------
(1) Each of whom is a United States citizen except for Messrs. Britts, Meggs, Irigoin, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or member of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


SEC 1745 (3-98)                Page 9 of 12 pages

                                  SCHEDULE 13G

ISSUER:  Cardima, Inc.                                      CUSIP NO.: 14147M106



                                  DIRECTORS(1)
                              William B. Harrison**
                               Jeffrey C. Walker*


----------
(1) Each of whom is a United States citizen except for Messrs. Britts, Meggs, Irigoin, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or member of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


SEC 1745 (3-98)                Page 10 of 12 pages

                                  SCHEDULE 13G

ISSUER:  Cardima, Inc.                                      CUSIP NO.: 14147M106


                                                                      SCHEDULE C

                             J.P. MORGAN CHASE & CO.

                              EXECUTIVE OFFICERS(1)

Chairman of the Board                                   Douglas A. Warner, III*
President and Chief Executive Officer                   William B. Harrison Jr.*
Vice Chairman                                           Geoffrey T. Boisi*
Vice Chairman                                           David A. Coulter*
Managing Director                                       Ramon de Oliveira*
Vice Chairman                                           Walter A. Gubert*
Director of Human Resources                             John J. Farrell*
Managing Director                                       Thomas B. Ketchum*
Director of Corporate Marketing and Communications      Frederick W. Hill*
Vice Chairman                                           Donald H. Layton*
Vice Chairman                                           James B. Lee Jr. *
General Counsel                                         William H. McDavid*
Vice Chairman                                           Marc J. Shapiro*
Managing Partner                                        Jeffrey C. Walker**


                                  DIRECTORS(1)

                            PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                       BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer           Chairman of the Board
                            Chief Executive Officer
                            Deere & Company
                            One John Deere Place
                            Moline, IL 61265
--------------------------------------------------------------------------------
 Riley P. Bechtel           Chairman and Chief Executive Officer
                            Bechtel Group, Inc.
                            P.O. Box 193965
                            San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.      President and Chief Executive Officer
                            The Hearst Corporation
                            959 Eighth Avenue
                            New York, New York  10019
--------------------------------------------------------------------------------
 Lawrence A. Bossidy        Chairman of the Board
                            Honeywell International
                            P.O. Box 3000
                            Morristown, NJ 07962-2245
--------------------------------------------------------------------------------


----------
(1) Each of whom is a United States citizen.

* Principal occupation is executive officer and/or employee of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is managing partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas New York, New York 10020.


SEC 1745 (3-98)                Page 11 of 12 pages

                                  SCHEDULE 13G

ISSUER:  Cardima, Inc.                                      CUSIP NO.: 14147M106


                            PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                       BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 M. Anthony Burns           Chairman of the Board and
                              Chief Executive Officer
                            Ryder System, Inc.
                            3600 N.W. 82nd Avenue
                            Miami, Florida  33166
--------------------------------------------------------------------------------
 H. Laurence Fuller         Co-Chairman
                            BP Amoco p.l.c.
                            1111 Warrenville Road, Suite 25
                            Chicago, Illinois  60563
--------------------------------------------------------------------------------
Ellen V. Furter             President
                            American Museum of Natural History
                            Central Park West at 79th Street
                            New York, NY 10024
--------------------------------------------------------------------------------
 William H. Gray, III       President and Chief Executive Officer
                            The College Fund/UNCF
                            9860 Willow Oaks Corporate Drive
                            P.O. Box 10444
                            Fairfax, Virginia  22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr.   President and Chief Executive Officer
                            The Chase Manhattan Corporation
                            270 Park Avenue, 8th Floor
                            New York, New York  10017-2070
--------------------------------------------------------------------------------
 Helene L. Kaplan           Of Counsel
                            Skadden, Arps, Slate, Meagher & Flom LLP
                            919 Third Avenue - Room 29-72
                            New York, New York  10022
--------------------------------------------------------------------------------
 Lee R. Raymond             Chairman of the Board and Chief Executive Officer
                            Exxon Mobil Corporation
                            5959 Las Colinas Boulevard
                            Irving,TX 75039-2298
--------------------------------------------------------------------------------
 John R. Stafford           Chairman, President and Chief Executive Officer
                            American Home Products Corporation
                            5 Giralda Farms
                            Madison, New Jersey  07940
--------------------------------------------------------------------------------
 Lloyd D. Ward              Former Chairman of Board and Chief Executive Officer
                              of Maytag
                            13338 Lakeshore Drive
                            Clive, Iowa  50325
--------------------------------------------------------------------------------
 Douglas A. Warner III      Chairman of the Board
                            J.P. Morgan Chase & Co.
                            270 Park Avenue
                            New York, New York  10017
--------------------------------------------------------------------------------
 Marina v.N. Whitman        Professor of Business Administration
                              and Public Policy
                            The University of Michigan
                            School of Public Policy
                            411 Lorch Hall, 611 Tappan Street
                            Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------


SEC 1745 (3-98)                Page 12 of 12 pages